UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)
U.S. ENERGY SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.01per share
(Title of Class of Securities)
902951 10 2
(CUSIP Number)
July 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☒      Rule 13d-1(c)

         ☐      Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	902951 10 2	13G	2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Howard Muchnick

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	902951 10 2	13G	3 of 5 Pages

THIS AMENDMENT NO. 1 AMENDS A STATEMENT ON SCHEDULE 13G (THE “STATEMENT”), WHICH WAS ORIGINALLY FILED ON APRIL 5, 2007.  THE REPORTING PERSON HEREBY SUPPLEMENTS AND AMENDS THE STATEMENT AS FOLLOWS.

Item 1.

(a) Name of Issuer

U.S. Energy Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices

750 Lexington Avenue, 15th Floor, New York, NY 10022

Item 2.

(a) Name of Person Filing

  This Amendment No. 1 to the Statement is filed by Howard Muchnick (the “Reporting Person”)

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Person is c/o Muchnick, Golieb & Golieb, P.C., 200 Park Avenue South, Suite 1700, New York, NY 10003.

(c) Citizenship

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number

902951 10 2

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

CUSIP No.	902951 10 2	13G	4 of 5 Pages

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for the Reporting Person hereto and is incorporated herein by reference.

On February 21, 2007, Nakash Energy, LLC entered into a Loan Agreement with Henry Schneider, pursuant to which Nakash Energy loaned $4,731,388 to Henry Schneider (the “Loan”). In order to induce Nakash Energy to enter into the Loan Agreement, Henry Schneider and Lawrence Schneider entered into Pledge Agreements with Nakash Energy, pursuant to which they pledged 1,515,700 shares and 200,000 shares of their Common Stock of the Issuer, respectively (the “Pledged Shares”), as collateral security for repayment of the Loan.  Pursuant to the Loan Agreement, Nakash Energy had the right to vote 1,515,700 of the Pledged Shares (the "Subject Shares") so long as they were held in escrow under the applicable Pledge Agreement.

On March 26, 2007 (the “Effective Date”), Nakash Energy, LLC appointed and granted the Reporting Person an irrevocable proxy to vote the Subject Shares so long as they were held in escrow under the applicable Pledge Agreement.

As of July 25, 2007 (the “Default Date”), an “event of default” occurred under the Loan Agreement, and Nakash Energy took possession of all of the Pledged Shares.  As a result of this event, as of the Default Date, the Reporting Person is no longer subject to the reporting requirements of Rule 13d-1 through 13d-7 of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No.	902951 10 2	13G	5 of 5 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2007

/s/ Howard Muchnick
Howard Muchnick